PMU News Release #05-15 TSX, AMEX Symbol PMU September 12, 2005

HIGH GRADE GOLD VEIN DISCOVERED AT SANTA RITA PROJECT

Surface rock sampling at Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) new Santa Rita gold project has yielded high grade gold along a portion of the Trinidad vein, one of two known vein structures on the project. The Santa Rita gold project is located approximately 10 km northwest of Pacific Rim’s flagship advanced-stage El Dorado gold project in El Salvador.

The Trinidad vein has to date been traced over a distance of 1400 meters in a northwest – southeast direction. Seven rock samples collected across the Trinidad vein over a 500 meter strike length at the southern end of its exposure yielded the following results: 6.43 g/t gold over 1.5 meters; 14.59 g/t gold over 1.0 meter; 25.76 g/t gold over 1.5 meters; 118.29 g/t gold over 1.5 meters; 32.67 g/t gold over 0.5 meters; 12.64 g/t gold over 2.0 meters; and 59.52 g/t gold over 1.5 meters. The northernmost 900 meters as well as a 200-meter segment of the vein within the southern high-grade area (where it crosses a hill) are likely above the productive interval of the Santa Rita epithermal system but surface sampling results yielded assays up to 5 g/t gold over similar vein widths.

Pacific Rim is in the process of completing a baseline environmental assessment of the Santa Rita project and will apply for permits to drill test this exciting gold discovery shortly.

Tom Shrake, CEO states “We are extremely pleased with the results generated from Santa Rita to date and are anxious to drill test this system once the permits are in hand. Our exploration team made the Santa Rita discovery by applying its understanding of critical geological relationships at the Company’s nearby high grade, low-cost El Dorado gold project to its El Salvador project reconnaissance program. We are optimistic that with the unique knowledge we have developed, we can find other unknown epithermal systems in the region.”

NI 43-101 Disclosure
Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is a professional geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101. Mr. Ernst has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been analyzed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, intermediate-level gold producer.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the process, timing and outcome of baseline environmental studies; the receipt of permits required to drill test the project; the execution and outcome of current or future exploration activities; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com